CAVICO CORP.
17011 Beach Blvd., Suite 1230,
Huntington Beach, California 92647

May 21, 2010

FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Ms. Pamela A. Long, Assistant Director

Re:     Cavico Corp. (the “Company”)
                          Withdrawal of Registration Statement on Form S-1, as amended, filed on May 22, 2009 (SEC File No. 333-159464) (the “Registration Statement”)

Dear Ms. Long:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement.

The Company has elected to withdraw the Registration Statement after reviewing its current capital requirements.  The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.  No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Gregory Sichenzia of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

 Very truly yours,

/s/ Ha Quang Bui

Ha Quang Bui
Chief Executive Officer